UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒           Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2003.

or

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from                      to                     .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan
and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule of Assets Held (At End of Year)

Report of Independent Registered Public Accounting Firm

Administrative Committee
Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland
June 11, 2004

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Investments	$61,342,099	$45,510,083

Receivables:
Employer contributions	1,391,172	1,559,184
Net assets available for benefits	$62,733,271	$47,069,267

See accompanying notes.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Interest	$104,830
Net realized and unrealized appreciation in aggregate fair value of investments	12,891,162
Net investment income	12,995,992

Contributions:
Employee	6,028,229
Employer	1,146,366
Total contributions	7,174,595
Total additions	20,170,587

Deductions
Benefit payments	4,485,095
Administrative expenses	21,488
Total deductions	4,506,583

Net increase	15,664,004

Net assets available for benefits:
Beginning of year	47,069,267
End of year	$62,733,271

See accompanying notes.

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1.     Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc. (the Company).

Investment Valuation and Income Recognition

Except for the investment contracts, the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan’s (the Plan) investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the plan year as determined by Massachusetts Mutual Life Insurance Company (the custodian). The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features. Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Massachusetts Mutual Life Insurance Company. At December 31, 2003, there are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002 were $4,114,556 and $2,870,992, respectively. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 3% and 4% at December 31, 2003 and 2002, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Sinclair Broadcast Group, Inc (SBGI) Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of SBGI common stock and funds held in the IBT Money Market Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of SBGI common stock and the cash investments held by the Fund. At December 31, 2003, 618,866 units were outstanding with a value of $10.67 per unit (522,998 units were outstanding with a value of $8.48 per unit at December 31, 2002).

Benefit Payments

Benefit payments are recorded when paid.

2.     Plan Description

General

The Plan was adopted on January 1, 1988. The Plan was amended and restated effective January 1, 2002 pursuant to a Massachusetts Mutual Life Insurance Company Nonstandardized 401(k) Profit Sharing Plan Prototype Plan Document (MassMutual Plan). In connection with this change, as of December 15, 2002, and effective through December 31, 2002, the investments in mutual funds of the Plan were transferred to Massachusetts Mutual Life Insurance Company from its former trustee, Legg Mason Trust, fsb. The investment in the Sinclair Broadcast Group, Inc. common stock, which was held by Wells Fargo Institutional Trust & Custody, and was invested with Legg Mason Wood Walker Incorporated (Legg Mason), Putnam investments and Van Kampen investments, was transferred to Investors Bank & Trust Company. The Plan is a participatory defined contribution plan covering substantially all employees of the Company. An employee is eligible to participate in the Plan upon attaining 21 years of age and having completed one year of service, defined as 1,000 hours worked in a twelve month consecutive period. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their base pay. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds. The Company’s matching contribution for all participating employees is discretionary and during 2003 was equal to 50% of the employees’ contributions up to a maximum deferral of 4% of their base pay. Participants must be employed at the end of the Plan year and have completed at least 1,000 hours of service in order to receive Company matching contributions. Contributions to the Plan are invested in the available investment options in accordance with the participant’s election. A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions to the Plan reduced by any outstanding loan balances.  Unless the member is fully vested, as defined, they must forfeit the current value of the employer’s contribution to their account. In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the employer. Participants are fully vested in their contribution to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service, and 100% vested after six years of service.

Unallocated forfeitures relating to the Plan approximated $359,000 and $257,000 as of December 31, 2003 and 2002, respectively.

The December 31, 2003 and 2002 employer contributions include a receivable that was funded subsequent to the Plan’s year-end with the Company’s common stock. The Company may also make additional discretionary profit sharing contributions each year. There were no additional discretionary contributions during 2003.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options. Employer contributions are invested in Sinclair Broadcast Group, Inc. common stock, but may be redirected by participants to other fund options immediately.

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Loans

Participants have the option to borrow from the vested portion of their account. The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing. Participants may have two loans outstanding at one time. Generally, the term of the loans may not exceed five years. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

3.     Investments

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value by $12,891,162 as follows:

Net realized and unrealized appreciation in aggregate fair value:
Pooled separate accounts	$10,945,972
Sinclair Broadcast Group, Inc. Common Stock	1,945,190
$12,891,162

The following presents individual investments that represent 5% or more of the Plan’s net assets at December 31:

	2003	2002

MassMutual Core Bond (Babson)	$3,767,944	$3,897,836
MassMutual Focused Value (Harris Assoc.)	11,794,440	8,459,529
MassMutual Fundamental Value (Wellington)	4,189,775	3,403,202
MassMutual Growth Equity (MFS)	5,323,361	4,223,614
MassMutual Large Cap Value (Davis)	11,332,490	9,148,891
MassMutual Overseas (AM Century/Harris)	5,055,189	4,150,058
SF Guaranteed Interest Fund	4,114,556	2,870,992
Sinclair Broadcast Group, Inc. Common Stock	6,601,124	4,433,729
Strategic Income (Oppenheimer)	3,378,641	**

**This fund did not represent 5% or more of the Plan’s net assets at December 31, 2002.

4.     Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 23, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

6.     Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$62,733,271	$47,069,267
Less employer contributions receivable	(1,391,172)	(1,559,184)
Net assets available for benefits per Form 5500	$61,342,099	$45,510,083

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2003:

Employer contributions per financial statements	$1,146,366
Less employer contribution receivable at end of year	(1,391,172)
Add employer contribution receivable at beginning of year	1,559,184
Other	(14,539)
Total employer contributions per Form 5500	$1,299,839

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

7.     Subsequent Event

On January 1, 2003, the Company increased its ownership interest in Acrodyne Communications, Inc. (Acrodyne) and accordingly began consolidating the financial statements of Acrodyne.  As a result of this transaction, 45 employees of Acrodyne became eligible to participate in the Plan effective January 1, 2004.

SUPPLEMENTAL SCHEDULE

Sinclair Broadcast Group, Inc.
401(k) Retirement Savings Plan

EIN: 52-1494660 Plan # 001

Schedule of Assets (Held At End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Guaranteed investment contract:
*SF Guaranteed Interest Fund	361,401 units		$4,114,556

Pooled separate accounts:
Spectrum Growth (T Rowe Price)	1,669 units		377,243
Discovery (Oppenheimer)	1,572 units		214,859
DLB Small Company Opportunities (Babson)	1,094 units		262,364
Global (Oppenheimer)	3,007 units		447,544
JCC Balanced (Janus)	3,956 units		385,497
*MassMutual Aggressive Growth (Sands Cap)	6,136 units		305,030
*MassMutual Core Bond (Babson)	28,414 units		3,767,944
*MassMutual Focused Value (Harris Assoc.)	65,486 units		11,794,440
*MassMutual Fundamental Value (Wellington)	41,328 units		4,189,775
*MassMutual Growth Equity (MFS)	66,554 units		5,323,361
*MassMutual Large Cap Value (Davis)	119,591 units		11,332,490
*MassMutual Mid Cap Growth II (TRP)	8,806 units		983,596
*MassMutual Overseas (AM Century/Harris)	52,829 units		5,055,189
*MassMutual Small Cap Growth (W&R/Wellington)	1,466 units		190,346
*MassMutual Small Company Growth (Mazama/Allied)	3,829 units		428,202
*MassMutual Small Company Value (Clover/TRP)	1,632 units		196,311
*MassMutual Value Equity (Fidelity)	6,170 units		602,543
Strategic Income (Oppenheimer)	24,701 units		3,378,641
Total pooled separate accounts			49,235,375

Employer stock:
*SBGI Common Stock	610,278 units		6,509,521
*IBT Money Market	8,588 units		91,603
*Cash and cash equivalents	1%		372

*Participant loans	5.00%-10.50%		1,390,672
Total investments			$61,342,099

* Party in interest

** Historical cost has not been presented, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.

	By:	/s/ David R. Bochenek

David R. Bochenek
Chief Accounting Officer and Corporate Controller

Dated: June 28, 2004

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm